

May 21, 2013

Via E-mail
Mr. Kevin S. Miller
Chief Financial Officer
Monmouth Real Estate Investment Corporation
3499 Route 9 North, Suite 3-C
Freehold, NJ 07728

>   **Re: Monmouth Real Estate Investment Corporation**
>   **Form 10-K for the Fiscal Year Ended September 30, 2012**
>   **Filed December 12, 2012**
>   **File No. 1-33177**

Dear Mr. Miller:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                                                Sincerely,

                                                                /s/ Jennifer Monick

                                                                Jennifer Monick
                                                                Senior Staff Accountant